Shoe Pavilion, Inc. Announces Second Quarter 2006 Results

Sherman Oaks, Calif. – (Business Wire) – August 10, 2006 – Shoe Pavilion, Inc. (Nasdaq:SHOE):

- Second quarter net sales increased 26% to $31.4 million.
- Second quarter net income increased 43% to $1,007,000, or $0.10 per diluted share.
- Second quarter adjusted net income, excluding a legal settlement expense, increased 58% to $1,110,000, or $0.11 per diluted share.

Shoe Pavilion, Inc. (Nasdaq:SHOE) today announced financial results for the second quarter ended July 1, 2006.

Net sales increased 26% to $31.4 million in the second quarter from $24.9 million in the prior year period. Comparable store sales increased 3.9%.

Net income for the second quarter increased 43% to $1,007,000, or $0.10 per diluted share, versus net income of $704,000, or $0.10 per diluted share, in the prior year period. Second quarter 2006 net income includes an after-tax charge of $103,000, or $0.01 per diluted share attributable to the defense and settlement of a lawsuit. Excluding this expense in the second quarter of 2006, adjusted net income for the second quarter of 2006 would have increased 58% to $1,110,000, or $0.11 per diluted share compared to the second quarter of 2005.

Dmitry Beinus, President and Chief Executive Officer stated, "Our net sales and adjusted net income were in line with our expectations. We are pleased to have successfully continued our store rollout plans with the opening of four new stores during the quarter."

During the quarter, we opened new stores in Bellevue, Washington and Sacramento, Huntington Beach and Montebello, California.

Gross profit was 34.9% in the second quarter compared to 35.4% in the same period last year. The decrease primarily reflects a higher selling margin offset by higher occupancy costs due to the rollout of new stores. Selling, general and administrative expense improved to 29.2% of net sales compared to 30.3% in the year-ago period. The reduction primarily reflects leveraging on payroll and advertising expense, partially offset by legal fees associated with the settlement of a lawsuit.

Business Outlook

In the third quarter to date, we have opened new stores in Portland, Oregon; Redwood City, California; El Paso, Texas and Santa Fe, New Mexico and closed one store in Northern California. Year-to-date we have opened twelve new stores, expanded three stores and closed two stores. We expect to open another eight to ten new stores in fiscal 2006.

Teleconference

Shoe Pavilion will host a conference call today, August 10th, at 2:00 p.m. PDT (5:00 p.m. EDT) to discuss second quarter financial results. Certain financial and other statistical information expected to be presented on the conference call, along with information required under SEC Regulation G, may be accessed on the investor relations section of our corporate web site at www.shoepavilion.com. To access the call, please dial 866-200-5830 (domestic) or 732-694-1588 (international); pin number 192401#. A replay of the call will be available through August 17, 2006 and can be accessed approximately one hour after the end of the call by dialing 866-206-0173 (domestic) or 732-694-1571 (international); pin number 181152#.

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer. We offer a broad selection of women's, men's and children's designer label and name brand footwear, typically at 20% to 60% below department store regular prices for the same shoes. We currently operate 99 stores in California, Washington, Oregon, Arizona, Nevada, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting the Company's web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, results deemed to be achievable by management in 2006 and store opening plans. Sales and earnings trends are also affected by many other factors including, among others, world and national political events, including general economic conditions, the effectiveness of our promotions and merchandising strategies, the efficient operation of our supply chain, including the support of our key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us above represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are also urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database by visiting the SEC's web site at www.sec.gov.

Non-GAAP Financial Measures

To supplement condensed consolidated financial statements presented in accordance with GAAP, non-GAAP financial measures are used as the settlement and other expenses related to the lawsuit are not expected to reoccur and their exclusion provides a consistent comparison to past results. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on the non-GAAP financial measures, please see the table captioned "Supplemental Financial Data," included at the end of this release.

Shoe Pavilion, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except share data)

	July 1, 2006		December 31, 2005	
ASSETS				
CURRENT ASSETS:				
Cash	$	532	$	494
Receivables		1,991		1,091
Inventories		56,304		41,097
Deferred income taxes		1,003		1,003
Prepaid expenses		2,248		161
Total current assets		62,078		43,846
Property and equipment, net		9,496		5,948
Deferred income taxes and other assets		2,524		2,411
TOTAL	$	74,098	$	52,205
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	16,717	$	7,481
Accrued expenses		3,562		5,184
Borrowings under credit agreement		5,965		7,803
Current portion of capitalized lease obligations		58		57
Total current liabilities		26,302		20,525
Deferred rent		7,302		5,300
Long-term portion of capitalized lease obligations		183		209
Total liabilities		33,787		26,034
Commitments and contingencies				
STOCKHOLDERS' EQUITY:				
Preferred stock- $.001 par value; 1,000,000 shares authorized; 0 (2006) and 3,000 (2005) shares issued and outstanding		-		-
Common stock- $.001 par value; 15,000,000 shares authorized; 9,510,043 (2006) and 6,927,771 (2005) shares issued and outstanding		9		7
Additional paid-in capital		29,875		16,950
Retained earnings		10,427		9,214
Total stockholders' equity		40,311		26,171
TOTAL	$	74,098	$	52,205

Shoe Pavilion, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share data)

	Thirteen weeks ended		Twenty-six weeks ended	
	July 1, 2006	**July 2, 2005**	**July 1, 2006**	**July 2, 2005**
Net sales	$ 31,422	$ 24,929	$ 58,692	$ 48,228
Cost of sales and related occupancy expenses	20,471	16,106	38,468	31,389
Gross profit	10,951	8,823	20,224	16,839
Selling, general and administrative expenses	9,161	7,543	17,908	14,777
Income from operations	1,790	1,280	2,316	2,062
Interest expense	(102)	(125)	(281)	(236)
Income before income taxes	1,688	1,155	2,035	1,826
Income tax expense	(681)	(451)	(822)	(716)
Net income	$ 1,007	$ 704	$ 1,213	$ 1,110
Earnings per share:				
Basic	0.11	0.10	0.14	0.16
Diluted	0.10	0.10	0.14	0.16
Weighted average shares outstanding:				
Basic	9,509	6,805	8,538	6,803
Diluted	9,706	7,101	8,751	7,080

Shoe Pavilion, Inc.
Supplemental Financial Data
(Unaudited)
(In thousands, except per share data)

| | Thirteen weeks ended | | Twenty-six weeks ended | |
	July 1, 2006	July 2, 2005	July 1, 2006	July 2, 2005
Net income as reported	$ 1,007	$ 704	$ 1,213	$ 1,110
Add:				
Expenses related to the defense				
and settlement of a lawsuit (1)	103	-	116	-
Adjusted net income	$ 1,110	$ 704	$ 1,329	$ 1,110
Adjusted earnings per share:				
Basic	0.12	0.10	0.16	0.16
Diluted	0.11	0.10	0.15	0.16
Weighted average shares outstanding:				
Basic	9,509	6,805	8,538	6,803
Diluted	9,706	7,101	8,751	7,080

(1) Legal fees and settlement of a
   lawsuit, after income-taxes